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                           SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

                               (Amendment No. 1)

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [x]
Check the appropriate box:
[x]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to (S) 240.14a-11(c) or (S) 240.14a-12

        Brauvin High Yield Fund L.P. II, a Delaware limited partnership
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               (Name of Registrant as Specified in its Charter)

                             M. Barbara Christman
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   (Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box)
[ ]  $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or
     Item 22(a)(2) of Schedule 14A.

[ ] $500 per each party to the controversy pursuant to Exchange Act Rule 14a-6(i)(3)
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

     1)   Title of each class of securities to which transaction applied:

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     2)   Aggregate number of securities to which transaction applies:

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     3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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     4)   Proposed maximum aggregate value of transaction:

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     5)   Total fee paid:

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[x]  Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid:

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     4)   Date Filed:

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                                                                      Revision 1
                                                           PRELIMINARY MATERIALS
                                                           ---------------------


                     M. BARBARA CHRISTMAN AND JOSEPH FORTE

                              c/o The Mills Firm

                              300 Drake's Landing

                                   Suite 155

                          Greenbrae, California 94904

                            Telephone:  415-464-4770

                               Fax:  415-464-4777



                             SOLICITATION STATEMENT





              Relating to the Special Meeting of Limited Partners

                      of Brauvin High Yield Fund L.P. II

                       To Be Held November 8, 1996

                                  INTRODUCTION

GENERAL

     This Solicitation Statement are being first mailed to the beneficial owners ("Limited Partners") of the limited partnership interests ("Units") of Brauvin High Yield Fund L.P. II, a Delaware limited partnership (the "Partnership"), on or about [November 4], 1996 by the undersigned Limited Partners (the "Dissenting Partners") regarding the revocation of proxies that may have been granted to Jerome J. Brault and Brauvin Realty Advisors, Inc. (collectively, the "Corporate General Partners") for use at a special meeting of the Limited Partners (the "Special Meeting") to be held at the offices of the Partnership, 150 South Wacker Drive, Chicago, Illinois 60606, on Friday, November 8, 1996, at 9:30 a.m., Central Standard Time. As you are probably aware, together with Dissenting Partners from Brauvin High Yield Fund L.P., Brauvin Income Plus L.P. III, and Brauvin Corporate Lease Program IV, L.P., the Dissenting Partners has commenced class action litigation against the Corporate General Partners and the Purchaser in the United States District Court, Northern District of Illinois, Eastern Division, for breach of fiduciary duty (the "Class Action Lawsuit"). As part of the Class Action Lawsuit, on September 20, 1996, the Court delayed the original date for the Special Meeting to October 9, 1996 and authorized The Mills Firm to communicate with the other Limited Partners.

     On September 27, 1996, The Mills Firm, sent a letter requesting that you revoke proxies that you may have granted to the Corporate General Partners of our Partnership regarding proposals (the "Proposals") to (i) merge the Partnership with Brauvin Real Estate Funds, LLC, a Delaware limited liability company ("Purchaser") and (ii) adopt an amendment to the Partnership's Partnership Agreement to permit a majority vote of the Limited Partners to determine the outcome of the merger without the vote of the General Partners ("September 27 Letter"). A number of Limited Partners responded favorably to the September 27 Letter and sent in revocations ("REVOCATIONS") as requested. The exact number of REVOCATIONS that were sent in is not known to the Dissenting Partners, but, according to an October 21, 1996 communication from Jerome J. Brault (the "Managing General Partner"), the Partnership does not have the
                                                              ---
necessary votes to consummate the proposed transactions.

SEC COMPLIANCE

     The September 27 Letter was hurriedly prepared in order for the Limited Partners to have a meaningful opportunity to act before the Special Meeting rescheduled by the Court to October 9, 1996. This letter was not submitted to the Securities and Exchange Commission ("SEC") in accordance with its proxy rules prior to being sent to the Limited Partners by The Mills Firm. This Solicitation Statement is designed to correct such omission.

     The Corporate General Partners have asserted that the September 27 Letter contained a number of misleading statements or omissions. Those assertions have been stated in filings made with the Court, and are repeated in October 4, 1996 and October 21, 1996 letters from Mr.

Brault which have been mailed to the Limited Partners. The validity of those assertions has not been finally resolved by the Court.


     This Solicitation Statement supersedes the September 27 Letter, and has a threefold purpose: first, to urge Limited Partners not to cancel REVOCATIONS which have already been submitted to the Corporate General Partners; second, to correct any omissions from, or misstatements in, the September 27 Letter; and third, to give Limited Partners a chance to cancel REVOCATIONS submitted in response to the September 27 Letter, if, after reading this document, they deem such cancellation appropriate.

     For the reasons described in the next section of this Solicitation Statement, the Dissenting Partners STRONGLY URGES ALL LIMITED PARTNERS WHO HAVE REVOKED PREVIOUSLY SUBMITTED PROXIES NOT TO CANCEL SUCH REVOCATIONS.
                                     ---

                    REASONS TO VOTE AGAINST THE "PROPOSALS"

Conflicts of Interest
---------------------

     The Corporate General Partners which are recommending the Proposals will control the entity into which the Partnership will be merged as described in the first Proposal. While they assert that ultimately they may own no more than 20% of the Purchaser, the fact is that today they control 100% and there is no assurance that they will not maintain effective management control of, and a significant equity interest in, the Purchaser even after equity financing is raised.

     Neither the Corporate General Partners nor the Partnership have taken additional steps necessary to support the price being paid to the Limited Partners (such as obtaining confirming appraisals from other than Cushman & Wakefield), or, indeed, to obtain a higher price for Limited Partners, such as attempting to market the property to third parties or subjecting the property to an auction procedure. The Corporate General Partners appear to want to maintain an equity interest in the Partnership's assets for themselves, creating the ultimate conflict of interest.

     General partners of limited partnerships are obligated to exercise the highest standard of care in connection with transactions entered into by the partnership, particularly in connection with related party transactions and self-dealing. Mere disclosure of self-dealing is not adequate. Thus, a vote against the merger Proposal would obtain time during which to test alternative means for determining the value of the Partnership's assets and the Units in unrelated third party transactions and procedures.

     In addition, if the merger is completed as proposed by the Corporate General Partner, any significant increase in the value of the Partnership's assets would inure totally to the benefit of the Corporate General Partner, as it would in a sale to an unrelated third party. This possibility should be considered in deciding how to vote. You may want to continue to share in the potential appreciation. Leaving in place a REVOCATION of any proxies approving the Proposals will allow you to continue as ultimate "owners" of the properties.

The Valuation Process
---------------------

     The Corporate General Partners have obtained an appraisal from Cushman & Wakefield which is based on only one of the recommended method of appraising properties. In addition, Cushman & Wakefield was asked to render a financial "fairness" opinion with respect to the transaction contemplated by the Proposals as a whole. It would have provided more comfort to the Limited Partners had a reputable independent investment banking firm been engaged to evaluate the overall transaction and render the fairness opinion based on Cushman & Wakefield's appraisal. While the offered price may be "reasonable," the process selected by the Corporate General Partners was not designed to assure the
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Limited Partners of the "best price."

     Leaving in place a REVOCATION of your vote for the Proposals would allow for the process of obtaining a more complete appraisal and a wholly independent fairness opinion.

Failure of Recommendation by Independent General Partners
---------------------------------------------------------

     In the August 23, 1996 proxy material prepared by the Corporate General Partners and distributed to you, disclosure is made that two of the individual General Partners who are not related to Mr. Brault or Brauvin Realty Advisors, Inc., Cezar M. Froelich and David M. Strosberg (the "Independent General Partners"), are not recommending the Proposals "since they believe that the most advantageous methodology for a fair price for the assets would be to seek third-party offers through an arm's-length bidding process." In fact, as also disclosed in the August 23, 1996 proxy material, both Independent General Partners have announced their respective intention to resign as a General Partner of the Partnership. It is clear from the positions taken by the Independent General Partners that the second of the Proposals, namely the amendment to the Partnership Agreement permitting the merger without the consent of the General Partners, is a bold self-serving tactic to avoid a result which, because of the announced positions of the Independent General Partners, would negate the possibility of a successful merger on the terms proposed.

     While Limited Partners may, of course, amend the Partnership Agreement, the affiliated Corporate General Partners are asking for your consent to amend the Partnership Agreement to eliminate the necessity for the exercise of judgment on the part of the Independent General Partners of the Partnership. Frankly, they are also asking you to override the judgment of the Independent General Partners that this is not the best course of action to be taken now. Presumably, the provision of the Partnership Agreement requiring both the approval of the Limited Partners and the General Partners to transactions such as those contemplated by the Proposals was to satisfy fiduciary obligations on the part of General Partners to Limited Partners, as well as to obtain the consent and advice of the persons most affected by and knowledgeable about the assets owned by the Partnership. This protection is clearly lost by virtue of the second Proposal.

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

     Leaving in place the REVOCATION of a prior "yes" vote on the second Proposal therefore, would be a confirmation that you, as Limited Partners, desire the protection originally afforded to you by the Partnership Agreement.

     CANCELLATION OF YOUR EARLIER SUBMITTED REVOCATION WILL HAVE THE EFFECT OF VOTING "YES" FOR THE PROPOSALS. YOU ARE URGED NOT TO CANCEL YOUR REVOCATION.
                                               ---

                               PENDING LITIGATION

     As noted in the Introduction, the Dissenting Partners have filed the Class Action Lawsuit to protect the interests of all of the Limited Partners. The Dissenting Partners have been certified by the Court as the class representative. The Dissenting Partners have been successful in delaying the original date of the Special Meeting to allow additional information about the Proposals to be supplied to the Limited Partners. In such lawsuit, the Corporate General Partners challenged the September 27 Letter and the revocations submitted in response to it. They have described their position in the October 4, 1996 and October 21, 1996 communications to the Limited Partners.


     The Court has refused to invalidate REVOCATIONS submitted in response to the September 27 Letter. The U.S. Circuit Court for the Seventh Circuit has refused to hear an appeal of this ruling on an emergency basis and the Corporate General Partners have appealed that ruling.

     In the meantime, on October 17, 1996, the Dissenting Partners filed a motion for partial summary judgment to invalidate the proxies solicited by the Corporation General Partners to vote in favor of the Proposals. The basis for such motion is that a proxy voting procedure is not authorized by Delaware law absent specific language in the partnership agreement which does not exist in the Partnership's Partnership Agreement. The Corporate General Partners' response is due November 4, 1996, with the Dissenting Partners having the right to submit a reply by November 12, 1996. If the Court rules favorably on this motion, the entire special meeting voting process will be invalidated, and all solicitations to date from the Corporate General Partners and the Dissenting Partners would be of no effect.

             CORRECTIONS AND CLARIFICATIONS OF SEPTEMBER 27 LETTER

     In order to bring this solicitation into compliance with the SEC's proxy rules, in addition to other clarifications in "Reasons To Vote Against the Proposals," the following corrections to, or clarifications of, the September 27, 1996 Letter should be noted:

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     1.   As previously stated in the September 30 Letter from The Mills Firm's, the Court did not review or approve or disapprove the text of the September 27 Letter.

     2. The statement in the September 27 Letter that the cover letter to the August 23, 1996 solicitation statement implies that the appraisal and the fairness opinion come from separate entities was inaccurate. The September 27 Letter was not intended to impugn the integrity of Cushman & Wakefield, or misrepresent its appraisal. The key point was that, while "reasonable," the price was not necessarily the best available.

     3. In asserting that the Partnership's assets may be worth more than the pending offer from the Purchaser, no projection of future value of Partnership assets was intended. However, the Dissenting Partners are aware of at least one offer from a third party for the assets of sister partnerships, Brauvin Income Plus L.P. III ("Brauvin Fund III") and Brauvin Corporate Lease Program IV L.P. ("Brauvin Fund IV"), at a higher price which offer has been rejected by the Corporate General Partners. This offer has not been disclosed to the Limited Partners. The Corporate General Partners contend that the basis for the rejection is that normally a sale to a third party must take into account possible outstanding liabilities of the Partnership, which would not be true for a sale to the proposed Brauvin Purchaser. If third party offers at higher prices are available for the assets of Brauvin Funds III and IV, it does not seem unreasonable to assume that better offers may be available for the Partnership's assets.

                      INFORMATION ABOUT DISSENTING PARTNER

     The Dissenting Partners are Ms. Barbara Christman and Joseph Forte. Mr. Christman lives in San Diego, California, is retired and holds 50 Units of the Partnership. Mr. Forte lives in Seattle, Washington, is retired and holds 38 Units of the Partnership. They have been certified as class representatives for the Limited Partners of the Partnership in the above described Class Action Lawsuit. Their only interest in the Proposals is to see that the value of the Units is maximized by the General Partners of the Partnership in any transaction, or series of transactions, in which the Partnership properties are disposed of.

                     INFORMATION CONCERNING THE MILLS FIRM

     The Mills Firm is a law firm located in Greenbrae, California, specializing in litigation matters. It began its involvement in this transaction as counsel for the Dissenting Partners in the commencement of the Class Action Lawsuit. Prior to the Dissenting Partner being certified as a class representative for the other Limited Partners in the Class Action Lawsuit, The Mills Firm had a contingent fee agreement with the Dissenting Partner. As a part of that agreement, The Mills Firm agreed to advance the costs of the preparation and dissemination of this

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


Solicitation Statement and the September 27 Letter. If such Class Action Lawsuit is successful, The Mills Firm may be entitled to such fee for its services as the Court deems appropriate to be paid out of any recovery from the defendants or out of any proceeds from the sale of the Partnership's assets at a price in excess of that proposed by the Corporate General Partners. Except for the potential receipt of such attorneys' fees, The Mills Firm has no interest in the transactions described in the Proposals. The Mills Firm has no interest in the outcome of the vote being sought by the Corporate General Partners. If the vote sought by the Corporate General Partners is obtained, and if there is no recovery against the Corporate General Partners and other defendants in such Class Action Lawsuit, The Mills Firm will receive no compensation for its efforts in representing either the Dissenting Partner or the class of Limited Partners of the Partnership.


                                    GENERAL

     The REVOCATION was solicited by and on behalf the Dissenting Partner. The Dissenting Partner encourages you not to revoke it. This Solicitation Statement will be transmitted to Limited Partners by mail.

     Each Unit is entitled to one vote. The number of Units outstanding is as stated in the General Partners' August 23, 1996 Solicitation Statement. A majority of the Units must be voted in favor of the Proposals for them to be approved. Revocation of a "yes" vote, as well as failure to vote affirmatively, is effectively a "NO" vote. The effect of a cancellation of a REVOCATION will be a "yes" vote for the Proposals.


                                           -----------------------------------
                                                  "Dissenting Partner"

                   SPECIAL MEETING - NOVEMBER 8, 1996

          THE REVOCATION OF YOUR APPROVAL VOTE IS EXTREMELY IMPORTANT

                   YOU ARE STRONGLY URGED NOT TO CANCEL IT.
                                          ---



1. If you wish to cancel a Revocation previously submitted in response to the September 27 Letter, you must submit a Cancellation of Revocation to The Herman Group, Inc. at or before the time of the special meeting or November 8, 1996.

2. If you have any questions or require any additional information concerning this Solicitation Statement, please contact :

                                The Mills Firm

                              300 Drake's Landing

                                   Suite 155

                          Greenbrae, California 94904

                           Telephone:  415-464-4770

                              Fax:  415-464-4777